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                                                                       EXHIBIT 2
                         NON-NEGOTIABLE PROMISSORY NOTE
                         ------------------------------

$15,196.50                Weston, Connecticut  November 23, 1994

          FOR VALUE RECEIVED, the undersigned, STEVEN L. BOCK, an individual ("Maker") residing at 31 Joanne Lane, Weston, Connecticut 06883 hereby promises to pay to DICKSTEIN & CO. L.P., a Delaware limited partnership ("Holder") having an address at 9 West 57th Street, New York, New York 10019, in lawful money of the United States of America, the principal sum of $15,196.50 on November 23, 2000. Interest on this Note shall accrue from the date hereof at the rate of 7.45% per annum simple interest, based on a year of 365 days, and be payable in a single annual payment, in arrears, on the 23nd day of November of each year that this Note shall remain outstanding.

          Maker may, at its option, prepay in whole or in part the principal of and/or accrued interest on this Note at any time and from time to time without notice, premium or penalty; provided that any such optional prepayment shall be pro rata with prepayments on Maker's note of even date to Viking Holdings Limited. Maker shall apply as a mandatory prepayment of this Note fifty percent of the after tax proceeds received by Maker (i) with respect to the shares of common stock of SC Corporation, a Delaware corporation ("SC"), owned by Maker, and (ii) of the bonus described in Section 1 of the Bonus Agreement dated November 23, 1994 between SC and Maker. Such mandatory prepayments shall be made as soon as practicable on or after (but in any event within five days after) the receipt of such proceeds.

          If Holder expends any effort or expense in an attempt to collect payment of any sum due Holder hereunder, Maker will bear and pay reasonable fees and expenses of counsel incurred by Holder in connection therewith.

          This Note shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to laws governing conflict of laws. Maker hereby consents to the jurisdiction of the State and Federal courts sitting in the County of New York and State of New York in any action arising out of or connected with this Promissory Note.

          Any and all notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given when received by the party to whom such notice is given at the addresses set forth above (or at such other address as any party may specify by notice to the other party given as aforesaid).

          This Note shall not be negotiable, and may not be changed, modified or terminated orally. This Note may be transferred by Holder together with any securities Holder may own in Specialty Catalog Corp.



                                    ____________________________
                                    Steven L. Bock